Filed by Solstice Advanced Materials Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Element Solutions Inc

(Commission File No. 001-36272)

The following is a transcript from a July 30, 2026 interview with David Sewell, President & CEO of Solstice Advanced Materials Inc. (“Solstice”), and Al Root, Associate Editor, Barron’s, relating to Solstice’s second quarter results and the proposed transaction between Solstice and Element Solutions Inc (“Element Solutions”).

Al Root:

It's a very solid top-line and bottom-line number: $1.1 billion, $290 million in EBITDA, I think.

So that's sort of where I got—it looks like another quality report.

I always like to start these like the last time, you know, just your 30 seconds on the quarter. What's important? What's going on in the various businesses? And then maybe we'll have some intelligent questions about just the wild trading and things like that.

But yeah, just how'd the quarter go?

David Sewell:

We're excited, not only about the quarter, but how we've started off as an independent company.

I think it just validates our strategy of being a solutions provider in these high-growth markets and the value creation that we bring, not only for our customers but also our shareholders.

Four of our seven businesses had double-digit growth. And we just think this continues to reinforce the message that we are a truly differentiated advanced materials company with leading positions in these exciting secular growth trends.

Al Root:

And then, really, the first thing to ask is almost—and really not even a fair question—it's just the trading has been so incredibly wild lately.

I guess I can always put it in terms of: Does it impact you or the culture, given that you're an independent company? Because employees, it's difficult to not look at the stock price.

And I would offer that it's completely beyond your control what's going on.

So that's probably the first question, basically about the stock price. Maybe I'll have one follow-up.

How has it been the last three or four weeks watching things just sort of go crazy?

David Sewell:

The other piece, you look at it from a macro standpoint. For whatever reason, the entire sector has traded down significantly over the last couple of weeks.

But I will tell you that we recognize this was a significant step for both companies, but we just see an unbelievable opportunity.

Our teams see an unbelievable opportunity. And it actually makes our conviction even stronger because, combined, we're going to have much broader technology, really deep customer relationships, an end-to-end portfolio that we think is unmatched in the industry, and a scale that our customers are craving because of the amount of co-innovation. They're looking for partners to solve the challenges at next-generation leading-edge nodes.

Al Root:

Yeah. I mean, now we're talking about the Element deal to a certain extent.

I guess that's just the next follow-up, because it's difficult to talk about AI implosion and people just having AI CapEx fatigue, and just a normal bull market or bear market selloff with bubble-related fears growing, versus the Element deal.

I wouldn't have even—I think it's a good deal.

Is the feedback—because people always want to jam things into narratives—what's the feedback you're getting from investors and analysts on the Element deal?

Do they say, well, you know, it's pretty big. I don't know if you should have done it right now. And has that changed over the over the weeks since the market has come down?

Right. Like we went to Element, but I was actually almost thinking equally in terms of just the market sell off and its impact on sort of day to day operations of a real company, right?

Because we live in the stock market layer, that doesn't always impact you. So that's a lot of talking.

The Element deal, what's sort of been the feedback on that then?

David Sewell:

Yeah. Good question.

We definitely know we surprised the market with the deal announcement.

But as we've talked to people across the board—sell-side analysts, investors—they all understand the strategic rationale.

Nobody has questioned the strategic rationale of the deal and what we bring as a combined company, what we bring to customers and to the market.

So the feedback's really been strong as we continue to talk about what this complementary portfolio is going to bring to the market.

So that's been really good.

And I think, to the other point of your question, what's happening—and to your point, I do think there's this fatigue around this massive CapEx for data centers.

But you have to remember, from our standpoint, in the materials group that's getting pulled into it, we're not part of that.

Our investments are in the growth rates and the demand for chip fabrication.

All of this—you see what TSMC, Samsung, and Intel are doing. They're all investing significantly in next-generation AI chips.

And even if you look at the current market today, there's going to be a replacement for everything that's in data centers today.

So you have this huge span of data centers, call it 11,000 or 12,000 data centers. The replacements—you're talking about every three to five years.

So that's all going to be upgraded, and so we'll take part in that.

There's going to be more automation, more robotics, more self-driving cars.

There's just more computing power that's needed.

And all of this data center investment is all upside for us.

And look, it's just a new infrastructure.

And that's why electrification, and our nuclear business, and our refrigerants business are so important, and how it all ties together, because we have a solution to help support the infrastructure growth that is absolutely going to happen.

Al Root:

Yeah. And that's ultimately the question.

You talk to Alphabet earnings and Microsoft earnings and TSMC comments.

The explicit question is: Do you see anything that sort of derails?

And like you say, the chips are changing, and we'll have next-generation chips, and we’re putting in, like the H, whatever they’re called are, with their own cooling requirements, and those grow over time.

And that’s important to cost production. Again, a lot of talking.

Is there anything that you're seeing that's, you know, wavering confidence or giving you pause, or should give investors pause to at least watch on the buildout?

Because I think right now we've just decided that we've gone too far, too fast, and this is too much money.

But the companies—your earnings, GE Vernova’s—there's really no slowdown on the top line or the outlooks.

So should we be concerned? Is there anything that gives us pause, or do you just see full steam ahead?

David Sewell:

For what we are getting from our customers—and we're in constant communication with them—there are two things that are just not stopping and are just continuing to grow at levels we've just never seen before.

That is chip fabrication.

There's just an enormous amount of new builds that are going to be happening for leading-edge nodes.

And all of our customers, just since the year began, I think all of our customers have increased their demand over the next several years significantly.

We're talking like two or three times.

They've come back to us with increased forecasts over the next several years, which is why we are doubling the capacity of our Spokane facility.

And then once we announced we were doing that, we had to announce that we're accelerating it because the demand is so strong.

And now we've already talked about needing another expansion once we complete this expansion.

That's just the feedback we're getting on the forecasts.

And then on the co-innovation piece, as these chips become denser and faster and smaller and more stacked, they need solutions.

These are really complicated solutions, especially around thermal management, yields.

This is why our complementary products work so well together.

We'll have some of the most complete solutions.

And as we've talked to customers since we announced the deal, this is what gets us so excited.

Every one of them said, "How soon can you get in here and start talking about the technology roadmap?"

Because we can integrate solutions between our two products to solve the challenges that they're still trying to solve.

Al Root:

Yeah, it's an interesting question.

On the refrigerant side, where do you enter the technology roadmap?

It’s a weird question, but know, like Schneider Electric—they'll say they have a data center design solution, if it’s a blueprint for an Nvidia Blackwell, and customers like Vertiv can take this and build the data centers and racks and it’s all great.

And so my point is there’s so they must have had meetings and talked about the technology roadmap and the solutions we need and then you can go and be on that basis.

Where do you sort of enter that discussion up the value chain?

David Sewell:

Well, it's a really interesting question, Al, because it's changed in the last six months to 12 months.

Chip fabricators really never worked with hyperscalers and the Vertivs of the world to solve some of these challenges.

Today, because the heat is becoming such a major issue, they're now working together to try to figure out what is the best way to solve the heat management challenge that's being produced by these new chips.

And so where we fit in is what makes us so unique.

We're already in the data center with our refrigerants, chillers, and ambient-air cooling for the data centers.

So we were already working with that.

And then we were working with the chip fabricators on trying to get the heat off the chip.

And now we're working together.

That's where new technologies like two-phase direct-to-chip, potentially immersion cooling, come in.

Now we're working together, along with our other thermal management solutions on the chip along with the refrigerants we're using in the data center, asking, "What is the best solution?"

And it's going to be multiple solutions.

You're still going to need all of that refrigerant in the data center.

You're still going to need thermal management on the chip.

But now you're going to need, because the heat being generated when you start getting below two nanometers is so significant, these new solutions that we're working on.

So we are right in the middle of those conversations with both the hyperscalers and semiconductor manufacturing.

And this is why this combination of companies makes us so excited because we will have the most complete thermal management solutions of any company out there. And those are the solutions we’re going to bring.

Then you throw in data centers.

Now they want to repurpose the heat.

So as you take the heat off the chip and out of the data center, how do you not emit that into the atmosphere but instead repurpose it?

Now we have technologies in heat pumps to help them solve that challenge.

And then you've got the power situation, because that's a huge issue with data centers.

We are seeing green shoots in SMRs that are trying to provide focused power for data centers with nuclear energy.

That's a huge growth outlet for us as well with our nuclear business, which is why we're looking to expand our nuclear business.

So we feel like we're right in the middle of this ecosystem.

And that's why we like to use the word critical infrastructure, because as AI is going to happen. AI’s going to happen, there's just no question about it.

And as it does, you're just going to have to have a new infrastructure to support it.

Al Root:

Yeah. Okay.

I know we're at 15 minutes, so I'll leave it there.

It's been sort of an interesting few weeks.

I really appreciate the time, and hopefully we'll do this again next quarter.

I'll get this up ASAP.

David Sewell:

Thanks. I really appreciate the interest in the company.

The following is a transcript from a July 30, 2026 interview with David Sewell, President & CEO of Solstice, and Pooja Menon, Reuters, relating to Solstice’s second quarter results and the proposed transaction between Solstice and Element.

Pooja Menon:

That's great. I'll just... Yeah. Thank you so much again.

David Sewell:

Of course.

Pooja Menon:

Hi, David. I think we saw each other last quarter under similar circumstances.

David Sewell:

Yeah.

Pooja Menon:

Yeah, I have a bunch of questions like what I had in the previous quarter. Not many, but there's like a gist of things that we can go through. Is it okay if I start off with the first question.

David Sewell:

Jump right in.

Pooja Menon:

Yes. So, you've raised your full year’s outlook for adjusted core profit as well as net sales. So, how confident are you in your full year outlook following Q2? And what assumptions are you making around end market demand and input costs, considering that the Middle East war is still ongoing?

David Sewell:

So, we're confident in the markets in which we're serving. There's just some strong secular growth trend. And it's across our refrigerants business, which includes, our nuclear business, as well as our electronics business, we're just seeing tremendous demand and the outlook across the segments we are currently serving, just really give us a high degree of confidence, with raising the year guidance that we have with the strong momentum that we have that just continuing.

Pooja Menon:

Great. So do you see any sort of... because you had flagged in the previous quarter that your sales were hit because of the Middle East conflict. So, did you see that some similar kind of impact in this quarter as well in Q2?

David Sewell:

So, we do have a Middle East business which has seen a little bit of impact. But it's very immaterial compared to the rest of our business. We've seen a little bit of cost impact. But the team has done a very good job managing prices with some of the rising costs that have happened. But overall, it has not been impactful to a high degree.

Pooja Menon:

Okay. And you had earlier this month, announced that you will be buying your specialty chemicals maker, like your peer, Element Solutions. So, would you want to talk about it more on that?

David Sewell:

I would love to talk about it. We're really excited about the acquisition of Element Solutions, and we are just at the early stages of what we think is significant growth across advanced electronics, chip fabrication and what's happening is our customers are growing so fast and there is such a need for co-innovation to solve so many of these challenges as these chips get more dense and they get faster and they're stacked higher. And, you know, we need to have complete solutions for our customers. And our complementary products allow us to have an integrated solution to solve these challenges. And we think we're going to have one of the most dynamic, end-to-end portfolios to solve these challenges early on, and then just capture the growth rates that we foresee well into the future.

Pooja Menon:

Can we expect more similar announcements this year or maybe into next year?

David Sewell:

Right now, we're 100% focused on closing the Element combination and then really focused on integration so that that'll be the main focus for us in the short term. Is to really ensure that we execute on every level of this combination.

Pooja Menon:

Got it. I had another question as well. So, as data center consumption or demand is basically increasing, like power consumption is rising, what role do you think cooling and advanced materials technology will play in addressing the industry's biggest challenges? Because it's pretty much like refrigerants cooling solutions. These are also gaining a lot of traction because of AI data centers. So, what do you have to talk about that?

David Sewell:

So, we feel like we play a critical role on the new infrastructure that's needed around AI. And if you just take data centers as an example. So, you've got all of the replacements for the current data centers on AI chips that will be going in to replace current legacy chips over the next 3 to 5 years. So, there's a great growth story there with all of the new builds that are happening. That's what is the tremendous upside, which is why we're so excited about the Element deal that's going to position us to be a key materials provider to help them build that. But your point on cooling is an important one because as these chips continue to become more and more dense and faster and faster, heat is becoming one of the biggest challenges. And we're already in the data center with our refrigerants. So, we're in the chillers, we're taking heat out of the data center, but now you've got to get heat off the chip with Element Solutions. We now have the most complete thermal management solutions on top of the chip.

David Sewell:

And then with our refrigerants business, combined with our relationships with the OEMs and semiconductors, we are now able to work with them on things like two-phase direct-to-chip immersion cooling with our refrigerants. And then, data centers also want to repurpose the heat, so they don't emit it into the atmosphere when they extract it off the chip and out of the data center. So now we have technologies in heat pumps to repurpose that heat. And then you've got the power issue, right? You need power for all of these data centers. And so, we're having really robust conversations with SMRs in our nuclear business that are trying to help provide isolated power for data centers, with these small modular reactors. So that's another area with our nuclear business that helps solve that challenge. So, when you look at this ecosystem of a new infrastructure that's going to be needed around AI, with advanced computing, with cooling, and with power, we believe we are exceptionally well positioned moving forward.

Pooja Menon:

That's great. So, your visibility regarding data center customers for the remainder of the year is pretty good.

David Sewell:

But we are already co-innovating with data centers on helping to solve these challenges. Because you're going to it's going to have to happen is you're going to- I'm sorry, I didn't mean to interrupt you- but what's going to have to happen. What’s so unique is to solve these challenges. You are going to have to do some redesign of the data centers. And so that's why our relationships both with the semiconductors manufacturers as well as the hyperscalers, are so unique because we are playing a role in helping to solve that thermal management challenge across both, both sectors.

Pooja Menon:

So how do you view competition in data center cooling materials and semiconductor related chemicals? And where does Solstice have a differentiated advantage because we also follow a lot on DuPont as well. And DuPont is also an industrial materials maker. So, do you consider DuPont as like a rival in that matter?

David Sewell:

Well, you know, we look at it from the ecosystem of the first thing you've got to do is take the heat off the chip. So those are our solutions, whether it's heat spreaders, thermal interface, and there's multiple different thermal interface solutions. We now have the complete portfolio in that regard. So, we feel great about that. But the next generation, which are going to need is more coolant beyond that. So, you're still going to need the ambient coolant in the data center, which we already provide and then you're going to need the thermal interface coolant on the chip, which we now have a complete solution. And then with our refrigerants business, the next phase is going to be two-phase direct-to-chip. Where do you consolidate or combine our refrigerants business with our electronics business because we're the only ones that can do both. And then you and then after that could be something like immersion cooling, which also positions us because of our refrigerants business. So, I think with our portfolio, it's so unique. And our customer relationships have so much depth on both the semiconductor side and the hyperscaler side. We just feel we're very well positioned to help them solve these challenges.

Pooja Menon:

Okay. So, these are the questions I have had so far. So, thank you so much for replying to them.

David Sewell:

Thank you. I really appreciate the interest in the company.

Pooja Menon:

No worries at all. It's very interesting because the times are like that right now. So, it's mostly all of these talks are about AI data, next gen computing and all of that because yeah. The conversation just shifts back to that.

David Sewell:

Yeah. No, you're exactly right. And, and so along with that, there's just that new infrastructure that is needed to support it. And we just feel like we've really positioned the company well to be a leader in helping to collaborate with customers to help them in this space.

Pooja Menon:

Well, thank you so much. Thank you.

Jack Coster:

Great. Thanks, Pooja. Bye.

Pooja Menon:

Thank you so much. Thank you. See you next quarter.

David Sewell:

Yeah. Thank you.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Solstice and Element Solutions, that involve substantial risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections regarding, among other things, the anticipated benefits and timing of the proposed transaction, synergies, expected future financial position, total addressable market, position in specialty chemicals and advanced materials verticals and the industry, business and financial results of each company and the combined company, including the combined company’s expected Adjusted EBITDA and Adjusted EBITDA margin, expected synergies, net debt and net leverage, anticipated de-leveraging, expected accretion to Adjusted EPS and expected growth, margins and free cash flow. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “positioned,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “could,” “believes,” “may,” “will,” “would,” “should,” “goals,” “pro forma” and words and terms of similar substance in connection with discussions of the proposed transaction and the future operating or financial performance of the combined company. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Solstice’s, Element Solutions’ or the combined company’s actual results may vary materially from those expressed or implied in the forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by Solstice or on its behalf. Although Solstice and Element Solutions believe that the forward-looking statements contained in this communication are based on reasonable assumptions, you should be aware that a variety of factors, many of which are difficult to predict and outside of Solstice’s or Element Solutions’ control, could affect Solstice’s, Element Solutions’ or the combined company’s actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder, regulatory and other approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Solstice’s and Element Solutions’ businesses and other conditions to the completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of delay in completing the proposed transaction, Solstice’s ability to integrate Element Solutions’ operations and product lines or due to unexpected costs, liabilities or delays; the ability of the parties to obtain or consummate financing related to the proposed transaction upon acceptable terms or at all; the dilution caused by Solstice’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; the risk of a downgrade of the credit rating of Solstice’s indebtedness; a material adverse change in the financial condition of Solstice, Element Solutions or the combined company; potential litigation relating to the proposed transaction that could be instituted against Solstice, Element Solutions or their respective directors; Solstice’s and Element Solutions’ ability to implement their business strategies; the risk that disruptions from the proposed transaction will harm Solstice’s or Element Solutions’ respective businesses, including current plans and operations; the ability of Solstice or Element Solutions to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainty as to the long-term value of Solstice’s common stock; risks associated with third party contracts containing consent and/or other provisions triggered by the proposed transaction; legislative, regulatory, political and economic developments affecting Solstice’s, Element Solutions’ or the combined company’s respective businesses; the evolving legal, regulatory and tax regimes under which Solstice and Element Solutions operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Solstice’s and/or Element Solutions’ financial performance; restrictions during the pendency of the proposed transaction that may impact Solstice’s or Element Solutions’ ability to pursue certain business opportunities or strategic transactions; an overall decline in the health of the economy and the industries in which Solstice and Element Solutions operate, including as a result of inflation, tariffs and other trade barriers and restrictions, market volatility, geopolitical instability and social unrest, the possibility of an economic downturn or recession or other macroeconomic factors; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Solstice’s and Element Solutions’ response to any of the aforementioned factors; failure to receive the approval of the stockholders of Solstice and/or Element Solutions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Solstice and Element Solutions described in the “Risk Factors” section of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those implied by forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Solstice and Element Solutions assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by securities or other applicable law. Neither Solstice nor Element Solutions gives any assurance that either Solstice or Element Solutions will achieve its expectations.

Important Information and Where to Find It

In connection with the proposed transaction, Solstice intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s common stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Solstice and Element Solutions after it is declared effective. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solutions may mail to their respective stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SOLSTICE AND ELEMENT SOLUTIONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOLSTICE, ELEMENT SOLUTIONS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Solstice or Element Solutions through the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, https://www.solstice.com, or from Element Solutions at its website, https://www.elementsolutionsinc.com (information included on or accessible through the SEC website or either of Solstice’s or Element Solutions’ website is not incorporated by reference into this communication).

Participants in Solicitation

Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction.

Information about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Solstice’s directors and executive officers and their ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2026 under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Stock Ownership Information.” To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth in Element Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 23, 2026 under the headings “Director Compensation,” “Executive Compensation” and “Security Ownership.” To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and/or offered pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in accordance with applicable law.

Important Note about Combined and Non-GAAP Financial Information

The financial information for the combined businesses of Solstice and Element Solutions is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Solstice and Element Solutions. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Solstice and Element Solutions. Combined Adjusted EBITDA is the arithmetic sum of Solstice’s Adjusted Standalone EBITDA and Element Solutions’ Pro Forma Adjusted EBITDA, inclusive of expected synergies. Combined Adjusted EBITDA Margin is inclusive of expected synergies. These measures do not reflect what the combined company's financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Such illustrative information may differ materially from pro forma information included in SEC filings. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Solstice’s and Element Solutions’ respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), such as adjusted standalone EBITDA, pro forma adjusted EBITDA, combined adjusted EBITDA, combined adjusted EBITDA margin, combined sales, synergies, integration benefits, free cash flow, net debt and net leverage. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Solstice and Element Solutions caution you not to place undue reliance on these non-GAAP financial measures.

For a definition of Solstice’s adjusted standalone EBITDA and Element Solutions’ adjusted EBITDA and a reconciliation of adjusted standalone EBITDA and adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Solstice’s Current Report on Form 8-K furnished with the SEC on February 11, 2026 and Element Solutions’ Current Report on Form 8-K furnished with the SEC on February 17, 2026 and Element Solutions’ 2026 Investor Day presentation at its website at https://www.elementsolutions.com (information included on or accessible through Element Solutions’ website is not incorporated by reference into this communication). Element Solutions’ pro forma Adjusted EBITDA for fiscal year 2025 is from Element Solutions’ 2026 Investor Day presentation and is Element Solutions’ Adjusted EBITDA inclusive of a pro forma adjustment of $61 million from the impact of the acquisitions of Micromax and EFC Gases. Combined Adjusted EBITDA and Combined Adjusted EBITDA margin includes expected synergies.